Not for release, publication or distribution in or into the United States of America, Canada, Australia or Japan or any other jurisdiction where to do so would constitute a violation of the relevant laws of such jurisdiction

For immediate release | Tesco PLC | 1 August 2008

~~Tesco Holdings Limited~~

Recommended Cash Offer for Dobbies Garden Centres plc

Offer closed and compulsory acquisition

On 21 May 2008 Tesco Holdings Limited ("Tesco Holdings") announced the terms of a cash Offer by Tesco Holdings to acquire the whole of the issued share capital of Dobbies Garden Centres plc ("Dobbies") not already held by Tesco Holdings or any of its Associates at a price of 1200 pence per Dobbies Share. The document setting out the full terms of the Offer (the "Offer Document") was posted to Dobbies Shareholders on 3 June 2008. On 5 June 2008, the Offer was declared unconditional in all respects.

On 19 June 2008, having received valid acceptances in respect of more than 90 per cent. of the Dobbies Shares to which the Offer related, Tesco Holdings posted a formal notice (the "Notice") pursuant to section 979 of the Companies Act 2006 (the "Act") to Dobbies Shareholders who had not yet validly accepted the Offer. The Notice set out Tesco Holdings' intention to apply the provisions of section 979 of the Act to acquire compulsorily all outstanding Dobbies Shares on the terms of the Offer.

The board of Tesco Holdings is pleased to announce that, as at today's date and pursuant to the compulsory acquisition provisions under section 979 of the Act, Tesco Holdings has now acquired 100 per cent. of the issued share capital of Dobbies. The Offer is therefore now closed and no longer capable of acceptance.

Terms defined in the Offer Document dated 3 June 2008 have the same meanings in this announcement.

Enquiries

Tesco Holdings
Sarah Titterington, Investor Relations — Tel: +44 1992 646 663
Trevor Datson, Media — Tel: +44 1992 644 645

Greenhill (financial adviser to Tesco Holdings) — Tel: +44 20 7198 7400
Simon Borrows
David Wyles

JPMorgan Cazenove (broker to Tesco Holdings) — Tel: +44 20 7588 2828
Luke Bordewich

Maitland (PR adviser to Tesco Holdings) — Tel: +44 20 7379 5151
Angus Maitland

This announcement does not constitute an offer or an invitation to purchase any securities. The Offer was made solely by means of the Offer Document and the accompanying Form of Acceptance, which contained the full terms and conditions of the Offer including details of how it could be accepted.

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Greenhill, which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting exclusively for Tesco and Tesco Holdings and no-one else in connection with the Offer and will not be responsible to anyone other than Tesco and Tesco Holdings for providing the protections offered to clients of Greenhill nor for providing advice in relation to the Offer.

The Offer was not made, directly or indirectly, in or into and was not capable of acceptance in or from Canada, Australia or Japan. In addition, the Offer was not made, directly or indirectly, in or into, or by use of mails or any means or instrumentality (including, without limitation, facsimile transmission, telephone or internet) of interstate or foreign commerce of, or any facilities of a national securities exchange of, the United States and the Offer was not capable of acceptance by any such use, means, instrumentality or facility or from within the United States. Accordingly, copies of this announcement are not being, and must not be, mailed or otherwise forwarded, distributed or sent in or into or from the United States, Canada, Australia or Japan. Custodians, nominees and trustees should observe these restrictions and should not send or distribute the announcement in or into the United States, Canada, Australia or Japan.

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